Exhibit 99.3

ELECTRAMECCANICA VEHICLES CORP. Virtual Annual General and Special Meeting of Shareholders July 9, 2020 IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED “FOR” EACH OF THE INDIVIDUALS NOMINATED TO BE A DIRECTOR, “FOR” PROPOSALS 2 AND 3, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXIES IN THE FORM OF PROXY ON SUCH OTHER BUSINESS OR MATTERS WHICH MAY PROPERLY COME BEFORE THE ANNUAL GENERAL AND SPECIAL MEETING. Please note if you are a registered shareholder and are appointing a proxyholder that is someone other than Michael Paul Rivera, Baljinder K. Bhullar or Thomas J. Deutsch, then YOU MUST send an email to VStock Transfer, LLC (“VStock”) at vote@vstocktransfer.com and provide VStock with the name of the person you are appointing. The control number for the proxyholder to use as the Username to gain entry to the online meeting is the control number on the reverse side hereof. ELECTRAMECCANICA VEHICLES CORP. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We being shareholders of Electrameccanica Vehicles Corp. (the “Company”), revoking all prior proxies, hereby appoints Michael Paul Rivera, Chief Executive Officer of the Company, or, if he is unable to attend, Baljinder K. Bhullar, Chief Financial Officer of the Company, or, if she is not able to attend, Thomas J. Deutsch, of McMillan LLP, counsel for the Company, OR Print the name of the person you are appointing if this person is someone other than Michael Paul Rivera, Baljinder K. Bhullar or Thomas J. Deutsch _________________________________, as my proxyholder with full power of substitution to attend, act and to vote for and on behalf of the shareholder in the manner directed herein to represent and vote all common shares of the Company which the undersigned shareholder will be entitled to vote at the Annual General and Special Meeting (the “AGM”) to be held virtually on https://web.lumiagm.com/103122260 on Thursday, July 9, 2020, at 6:00 p.m. Pacific Time, upon matters set forth in the Information Circular for the AGM; a copy of which has been received by the undersigned shareholder. Each common share of the Company is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting. When properly executed, this proxy will be voted in the manner directed herein by the undersigned shareholder. PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE